40-33

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

RECEIVED
APR 17 2008
The Division of
Investment Management

April 16, 2008

Via Federal Express

Lynn Eslin
U.S. Securities and Exchange Commission
Office of Filings & Information Services
100 F Street, NE
Washington, DC 20549

Re: Schwab Investments
File Nos. 033-37459 and 811-06200

Ms. Eslin:

On behalf of our client, Schwab Investments (the "Trust"), we have enclosed, pursuant to Section 33 of the Investment Company Act of 1940, as amended, a copy of one (1) complaint filed against Charles Schwab Investment Management, Inc. ("CSIM"), the investment adviser to the Trust; Charles Schwab & Co., Inc. ("CS&Co."), the principal underwriter of the Trust; The Charles Schwab Corporation, the parent company of CSIM and CS&Co.; and certain of the Trust's officers and trustees.

Please contact me at (215) 963-5598 with any questions.

Very truly yours,

Sean Graber

PROCESSED
APR 23 2008
THOMSON
FINANCIAL

08015598

FILED
08 APR 11 PM 2:53
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

RECEIVED
APR 17 2008
The Division of Investment Management

MARC M. SELTZER (54534)
SUSMAN GODFREY L.L.P.
1901 Avenue of the Stars, Suite 950
Los Angeles, CA 90067-6029
Telephone: (310) 789-3100
Facsimile: (310) 789-3150
E-Mail: mseltzer@susmangodfrey.com

HARRY P. SUSMAN
SUSMAN GODFREY L.L.P.
1000 Louisiana Street, Suite 5100
Houston, TX 77002-5096
Telephone: (713) 651-9366
Facsimile: (713) 654-6666
E-Mail: hsusman@susmangodfrey.com

ADAM P. SCHIFFER
SCHIFFER ODOM HICKS PLLC
3200 Southwest Freeway, Suite 2390
Houston, TX 77027
Telephone: (713) 357-5150
Facsimile: (713) 357-5160
E-Mail: aschiffer@sohlawfirm.com

Attorneys for Plaintiff

E-filing

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

W. MERRILL GLASGOW, on Behalf of Himself and All Others Similarly Situated, Plaintiff, vs. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO. INC., CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, EVELYN DILSAVER, RANDALL W. MERK and GEORGE PEREIRA, Defendants.	Case No. CV 08 1936 SI **CLASS ACTION** **COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

Plaintiff W. Merrill Glasgow, by his undersigned attorneys, for his class action complaint, makes the following allegations against defendants based upon an investigation conducted by and under the supervision of counsel for plaintiff, which has included, among other things, review and analysis of filings with the U.S. Securities and Exchange Commission ("SEC"). Allegations as to plaintiff's own acts are based upon plaintiff's personal knowledge.

NATURE OF THE ACTION

1. Plaintiff brings this action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of himself and all persons or entities who purchased shares of Schwab YieldPlus Fund Investor Shares ("Investor Shares") (Ticker Symbol: SWYPX) or Schwab YieldPlus Fund Select Shares ("Select Shares") (Ticker Symbol: SWYSX) (collectively, "the Shares") during the period March 17, 2005 through March 17, 2008, inclusive (the "Class Period"), against the Schwab YieldPlus Fund's ("the Fund") underwriter, investment adviser, and the other defendants for violations of the disclosure requirements of the Securities Act of 1933 (the "1933 Act"), 15 U.S.C. § 77a, *et seq.* The Registration Statements and Prospectuses for the Shares filed with the SEC issued during the Class Period contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein, relating, *inter alia*, to (i) the lack of true diversification of the Fund's assets and concentration in the subprime market of mortgage backed and related securities, (ii) the fact that the Fund's risk profile was not "marginally higher" than cash, (iii) the high vulnerability of the Fund's assets to suddenly becoming illiquid, (iv) the fact that the net asset value ("NAV") of the Fund was artificially inflated, and (v) that the Fund relied on the same broker-dealers, who sold the Fund's shares, to package and sell them these highly complex and speculative mortgage-backed securities, and at the same time unreasonably relied upon the credit ratings of rating agencies paid by their broker-dealers, through commissions on the sale of assets to the Fund, to represent to the investing public that these investments meet the stated investment policies and criteria of the Fund.

JURISDICTION AND VENUE

2. This action arises under Sections 11, 12(a)(2) and 15 of the 1933 Act, 15 U.S.C. §§ 77k, 77i and 77o.

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 1337 and Section 22 of the 1933 Act, 15 U.S.C. § 77v.

4. Venue is proper in this district pursuant to 28 U.S.C. § 1391(b) because the defendants maintain an office in this district, are headquartered in this district and many of the acts and practices complained of herein occurred in substantial part in this district.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff W. Merrill Glasgow acquired shares of Investor Shares directly from defendant Charles Schwab & Co. Inc. ("Schwab") pursuant to a Registration Statement and Prospectus at issue in this complaint, as set forth in the accompanying certification attached to this complaint, and has been damaged thereby.

7. Non-Defendant Schwab Investments (the "Trust" or "Registrant") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments was organized as a Massachusetts business trust under Massachusetts law on October 16, 1990, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act").

8. The Fund is one of a series of Schwab Investments. The Fund is a member of The Charles Schwab Family of Funds. Each of the funds in the trust is advised by defendant Charles Schwab Investment Management, Inc., and employs defendant Schwab as principal underwriter, transfer agent and shareholder services agent. As a result, the Fund is under the control of the Registrant.

9. Defendant The Charles Schwab Corporation ("Schwab Corp.") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab Corp. is the parent company of Schwab and Schwab Investments. Schwab Corp. is a controlling person of its wholly-owned subsidiaries, defendants Schwab and Charles Schwab Investment, Inc.

10. Defendant Schwab is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab is the parent company of Schwab Investments. Pursuant to a distribution agreement, Schwab was, during the Class Period, the principal underwriter for shares of the Fund and is the Trust's agent for the purpose of the continuous offering of the Fund's shares.

11. Defendant Charles Schwab Investment Management, Inc. ("Investment Advisor", "Schwab Management" or "CSIM") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Management is the investment advisor to the Fund. As the investment advisor, Schwab Management oversees the management and administration of the Fund. As compensation for these services, Schwab Management receives a management fee from the Fund.

12. The Investment Adviser and Schwab are both wholly-owned subsidiaries of The Charles Schwab Corporation. Charles R. Schwab ("Charles Schwab") is the founder, Chairman, Chief Executive Officer and Director of The Charles Schwab Corporation. Due to his ownership of and interests in The Charles Schwab Corporation, Charles Schwab is a controlling person of Schwab Management and Schwab.

13. Defendant Charles Schwab is Chairman and Trustee of Schwab Investments and the Fund. Charles Schwab signed or authorized the signing of the Registration Statements at issue in this action.

14. Defendant Evelyn Dilsaver was President and Chief Executive Officer of the Fund and signed each Registration Statement through November 15, 2006.

15. Defendant Randall W. Merk was a Trustee and then President and Chief Executive Officer of the Fund after defendant Dilsaver left Schwab. Defendant Merk signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

16. Defendant George Pereira has been Chief Financial Officer and Treasurer of the Fund and signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

17. The Defendants identified in paragraphs 13-16 are collectively referred to herein as the "Individual Defendants."

THE FALSE AND MISLEADING REGISTRATION STATEMENT AND PROSPECTUS

18. This is a class action on behalf of all persons or entities who acquired Schwab YieldPlus Funds Investor Shares or Schwab YieldPlus Funds Select Shares during the period March 17, 2005 through March 17, 2008, inclusive, pursuant to the Fund's untrue or misleading Registration Statements and Prospectuses issued in connection with the continued offerings of the Fund's shares, seeking to pursue remedies under the 1933 Act.

19. Ultra-short bond funds were marketed to investors as a higher-yielding alternative to money-market funds, which offer a combination of safety and liquidity. Ultra-short bonds buy short-term debt, including subprime debt, and have fewer investment restrictions than money-market funds.

20. The Fund is a mutual fund advertised by defendants as ultra-short bond funds which were a safe alternative to money market funds that preserve principal while being "designed with your income needs in mind."

21. On November 15, 2004, defendants began offering shares of the Fund pursuant to the Registration Statement and Prospectus dated that same day, along with associated sales materials and advertisements, including web pages which also constitute a prospectus under the federal securities laws. Defendants continuously filed nearly identical registration statements and prospectuses throughout the Class Period, and continued to offer and sell the Fund's newly-issued securities through notices, circulars, advertisements, letters or communications, written or by radio or television, including over the Internet. These documents included representations that:

a. The Fund provided "higher yields on your cash with only marginally higher risk, [and therefore] could be a smart alternative";

b. The Fund was an "ultra short-term bond fund, designed to offer high current income with minimal changes in share price";

c. The Fund "invests primarily in investment-grade bonds";

d. The Fund offers "the potential for higher yields than a money market fund";

e. The Fund seeks "to keep the average duration of its portfolio at one year or less";

f. The Fund's objective was "to seek high current income with minimal changes in share price";

g. The Fund "invests in a large, well-diversified portfolio of taxable bonds....";

h. "To minimize changes in share price or NAV, the Fund seeks to maintain an average portfolio duration of one-year or less"; and

i. "The [Fund was being] actively managed by a seasoned team of taxable bond portfolio managers who are supported by a team of credit and market analysts. The team use a disciplined approach ....".

22. As a result of defendants' false and misleading statements, billions of dollars were invested in the Fund at prices set by defendants which reported a NAV of approximately $9.70 per share throughout the Class Period. The Fund's assets grew in 2006 and 2007 to above $10 billion by June 2007.

23. Then in July of 2007, defendants suddenly began lowering the stated value of the share price for the Fund. The NAV of the shares plummeted to as low as $7.95 per share on March 17, 2008, or a loss of over 18% since June 2007, and almost 11% for the year. By comparison, the average loss for this investment category has been 1.12%.

24. In conjunction with this revaluation, defendants have blamed market conditions. Most recently, on March 10, 2008, defendants issued a letter to investors stating: "Even though YieldPlus is a highly-diversified fund, it reflects the declines we have seen in non-Treasury securities, including mortgage-backed and asset-backed securities, where reduced demand has been the primary driver of decreasing valuations."

25. The Registration Statements and Prospectuses were materially false and misleading because they omitted the following material facts necessary to render them not false and misleading:

a. The Fund was and is not well-diversified and were concentrated in a single risky industry or market segment — in reality, over 50% of the Fund's assets were invested in mortgage industry debt and related derivative securities, and that percentage grew as defendants abandoned the objectives of the Fund in pursuit of higher yields;

b. A material portion of all the bonds acquired by the Fund were issued by the Fund's top 10 broker-dealers, who sold the Fund's shares;

c. There exists no primary market for most of the debt instrument acquired by the Fund, and in fact, the only market was, for many, the issuers themselves;

d. The duration of a vast majority of the debt instruments acquired by the Fund is *greater than* 2 *years*, with a majority of the debt not having publicly-available durations;

e. The Fund's credit and market analysts did not have any real expertise in valuing the mortgage-backed securities they purchased, or assessing the risks of buying and holding those securities;

f. The Fund unreasonably relied on the ratings by agencies who were paid by the Fund's broker-dealers;

g. The mortgage-backed securities acquired by the Fund were highly vulnerable to becoming illiquid; and

h. The NAV of the Fund was artificially inflated in price.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who purchased Investor Shares or Select Shares traceable to the Fund's shares false and misleading Registration Statements during the Class Period and who were damaged thereby (the "Class"). Excluded from the Class are defendants, the officers and directors of the defendants, the members of the immediate families of the Individual Defendants, their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether the 1933 Act was violated by defendants' conduct herein alleged;

b. Whether statements made by defendants to the investing public in the Registration Statements misrepresented material facts about the business, operations and management of the Fund; and

c. To what extent the members of the Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FIRST CLAIM FOR RELIEF

(Violations of Section 11 of the 1933 Act

Against All Defendants)

32. Plaintiff repeats and incorporates each allegation contained above.

33. This claim for relief is brought pursuant to § 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all defendants.

34. The Registration Statements for the Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

35. The defendants were responsible for the contents and dissemination of the Registration Statement.

36. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and not misleading and disclosed all material information required to be disclosed therein.

37. By reasons of the conduct alleged herein, each defendant violated, or controlled a person who violated, § 11 of the 1933 Act.

38. Plaintiff and the Class have sustained damages.

39. At the time of their purchases of the Fund's shares, plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts prior to July 2007. Less than one year has elapsed from the time that plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based. Less than three years have elapsed between the time that the securities upon which this claim for relief is brought were offered to the public and the time the first related action was filed with this Court.

SECOND CLAIM FOR RELIEF

(Violations of Section 12(a)(2) of the 1933 Act

Against Schwab)

40. Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein.

41. This claim for relief is asserted against Schwab as underwriter of the Fund's shares.

42. Schwab offered and sold a security, namely, Investor Shares and Select Shares of the Fund by means of a prospectus. This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions Schwab knew, or in the exercise of reasonable care Schwab would have known, were false or misleading, or necessary to be disclosed.

43. Schwab actively solicited the sale of the Fund's shares to serve its own financial interests.

44. Plaintiff did not know that the representations made to him regarding the matters described above were untrue and did not know the above-described material facts that had not been disclosed.

45. As a result of the matters set forth herein, pursuant to § 12(a)(2) of the 1933 Act, plaintiff and members of the Class are entitled to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

46. Plaintiff and the members of the Class who do not request exclusion hereby tender their shares in the Fund.

47. Schwab is liable to plaintiff and members of the Class pursuant to § 12(a)(2) of the 1933 Act, as seller of the Fund's shares.

THIRD CLAIM FOR RELIEF

(Violations of Section 15 of the 1933 Act

Against the Individual Defendants)

48. Plaintiff repeats and incorporates each allegation contained above.

49. This claim for relief is brought pursuant to § 15 of the 1933 Act against defendants Schwab Corp., Schwab, Schwab Investments and the Individual Defendants.

50. Each of the above-named defendants was a controlling person of the Fund or the Schwab entities by virtue of his, her or its management and control or position as a trustee or senior officer of the Fund or the Schwab entities.

PRAYER FOR RELIEF

51. WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding rescissionary damages, as applicable;

D. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. Such other relief as deemed appropriate by the Court.

Dated: April 11, 2008

MARC M. SELTZER
SUSMAN GODFREY L.L.P.
1901 Avenue of the Stars, Suite 950
Los Angeles, CA 90067-6029
Telephone: (310) 789-3100
Facsimile: (310) 789-3150
E-Mail: mseltzer@susmangodfrey.com

HARRY P. SUSMAN
SUSMAN GODFREY L.L.P.
1000 Louisiana Street, Suite 5100
Houston, TX 77002-5096
Telephone: (713) 651-9366
Facsimile: (713) 654-6666
E-Mail: hsusman@susmangodfrey.com

ADAM P. SCHIFFER
SCHIFFER ODOM HICKS PLLC
3200 Southwest Freeway, Suite 2390
Houston, TX 77027
Telephone: (713) 357-5150
Facsimile: (713) 357-5160
E-Mail: aschiffer@sohlawfirm.com

By ___________________
Marc M. Seltzer
Attorneys for Plaintiff

JURY DEMAND

Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, plaintiff demands a jury trial as to all issues triable by a jury.

Dated: April 11, 2008

MARC M. SELTZER
SUSMAN GODFREY L.L.P.
1901 Avenue of the Stars, Suite 950
Los Angeles, CA 90067-6029
Telephone: (310) 789-3100
Facsimile: (310) 789-3150
E-Mail: mseltzer@susmangodfrey.com

HARRY P. SUSMAN
SUSMAN GODFREY L.L.P.
1000 Louisiana Street, Suite 5100
Houston, TX 77002-5096
Telephone: (713) 651-9366
Facsimile: (713) 654-6666
E-Mail: hsusman@susmangodfrey.com

ADAM P. SCHIFFER
SCHIFFER ODOM HICKS PLLC
3200 Southwest Freeway, Suite 2390
Houston, TX 77027
Telephone: (713) 357-5150
Facsimile: (713) 357-5160
E-Mail: aschiffer@sohlawfirm.com

By *Marc M. Seltzer*
Marc M. Seltzer
Attorneys for Plaintiff

CERTIFICATION OF W. MERRILL GLASGOW
PURSUANT TO THE FEDERAL SECURITIES LAWS

1. I have reviewed the complaint prepared by my counsel in this case and authorized its filing.

2. I did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.

3. I am willing to serve as a representative party on behalf of the Class, including providing testimony at deposition and trial, if necessary.

4. On February 13, 2007, during the proposed Class Period, I paid $800,000 for Investor Shares in the Schwab YieldPlus fund at a price of $9.69 per share. In May 2007, I paid $390,000 for additional Investor Shares, part at $9.69 and part at $9.68 per share. Monthly dividends were reinvested for a total investment of $1,237,136. On December 12, 2007, I sold all of these shares in the Fund at a loss of $67,938.

5. I have never before served or sought to serve as a class representative in an action filed under the federal securities laws.

6. I will not accept payment for serving as a representative party on behalf of the Class beyond my pro rata share of any recovery, except such reasonable costs and expenses directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed this 8th day of April, 2008, at Houston, Texas.

W. Merrill Glasgow

W. MERRILL GLASGOW

END